

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

February 27, 2007

<u>via U.S. Mail</u>

Mr. Gerald L. Jensen
President and Chairman of the Board
Croff Enterprises, Inc.
3773 Cherry Creek Drive North #1025
Denver, Colorado 80209

> **Re:** **Croff Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 30, 2007**
> **File No. 1-16731**

Dear Mr. Jensen:

We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1.   Please consider including a table of contents to enhance readability and navigation through your document.

2.   Amend to include all disclosure pursuant to Item 19 of Schedule 14A. In revising your proxy, please provide distinct and separate sections for each item to be voted upon, as set forth in your "Preferred 'B' Ballot" and "Common Share Ballot." In each of these sections, provide a full material description of each item. For

instance, it appears that you have not disclosed the reasons for and the general effect of several of the proposals, including the proposed increases in the authorized but unissued Class A shares and authorized common shares. We may have further comment.

3.   Throughout this document, you have used capitalized terms. While capitalized terms usually indicate specifically defined terms, you have not always defined your capitalized terms. Please eliminate the excessive use of capitalized terms, ensure that defined capitalized terms are used consistently, and explain these terms the first time they are used. For example, we note the use of the following:

- "Share Exchange" is not defined;
- "Agreement", "Share Exchange Agreement", and "Exchange Agreement" are used interchangeably, but only "Exchange Agreement" is defined;
- "Croff Principals", "Croff principal shareholders" "Croff Principal Shareholders", and "principal shareholders" are used interchangeably; and
- "Effective Date" of the share exchange is not defined.

Please revise for consistency.

In this regard, please specifically disclose how the effective date of the share exchange or the effective date of the closing will be determined. We note that the Exchange Agreement contemplates that "the effective date shall be deemed to be January 31, 2007, for all accounting, reporting, and tax purposes." Please clearly disclose the difference among the "record date" for the determination of shareholders entitled to vote, the "effective date" and the "closing date", and discuss the rights and obligations of the shareholders on each of these dates.

4.   Amend to include all disclosure pursuant to Items 5 and 7 of Schedule 14A, including Items 404 and 407 of Regulation S-K. For example, provide further details regarding the terms by which the Jensen Preferred B holders will receive the oil and gas assets of the company.

Further, in this regard, the first time you discuss the class B preferred assets, please explain the components of these assets and disclose when these assets were pledged to the Series B Preferred stock. In addition, please provide better disclosure regarding the valuation of the assets, discuss the reasons for not including a fairness opinion, and remove all inappropriate disclaimers regarding the overall fairness of the transaction. Finally, as you have done on page 21, clearly disclose at the front of the proxy statement what assets of the company are being retained and are not being transferred to the Croff Principals.

5.   We note your disclosure that for those Preferred B shareholders that you cannot contact, you "may treat such prior preferred B share interests as lost or abandoned property after the appropriate time period under applicable laws for lost or

abandoned property in the state of Utah, after giving the minimum required notice of exchange through this Proxy or as subsequently determined appropriate by the Company." Revise to clarify what you consider appropriate to provide a minimum required notice of the exchange other than through this proxy. Please also disclose the number of holders of record of your Preferred B stock. We may have further comment.

6.   We note that the record date for the determination of shareholders entitled to vote at the Special meeting is the close of business on December 31, 2006. Provide us with an analysis of the state law requirements regarding establishment of a record date to ensure more current shareholders are not frozen out of the vote. We may have further comment.

Executive Compensation, page 8

7.   Provide the disclosure required by recently adopted Item 407 of Regulation S-K. Please also note that other Items, such as Item 401, have been amended. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997). Please revise your prospectus accordingly.

Matters Subject to Shareholder Vote, page 15

Vote on Share Exchange and Related Acquisition Terms, page 15

8.   Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In this regard, we note that a vote on the approval of the Share Exchange Agreement represents also a vote to sell the preferred class "B" share assets, which will leave the Company with only common shares outstanding. It appears that each of these matters is a separate action that requires separate consideration and votes by Croff's shareholders. Consistent with the requirements of Rule 14a-4(a)(3), please unbundle these proposals or tell us why unbundling would not be appropriate. See Division of Corporation Finance's, September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)).

9.   We note that you seek approval for the Share Exchange Agreement and resulting acquisition of the TRBT assets. This appears to constitute a merger or consolidation within the meaning of paragraph (a)(1) of Item 14 of Schedule 14A. As such, the preliminary proxy statement must include all of the information specified by Item 14, including a summary term sheet.

Further, in this regard, include a Background to the Merger section in which you provide the disclosure required by Items 1004 and 1005 of Regulation M-A. We may have further comment.

10. We note your statement that "The Company herewith incorporates the complete Stock Exchange Agreement as described above as part of this description without setting-out or outlining again in detail all of all of the relevant terms and provisions of such Agreement." Please refer to Note D of Schedule 14A with respect to any incorporation by reference of information. Please revise the proxy to provide a discussion of all the material terms of the Exchange Agreement, rather than merely a description in "outline fashion."

11. Several sections in this discussion need further clarification. For instance, revise your discussions of the tax aspects of the exchange, its consequences to Preferred B shareholders, and the risk factor regarding the nature of the business entity being acquired.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me, at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn

        via facsimile
        Julian D. Jensen, Esq.
        (801) 521-3731